UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Nexeo Solutions, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

65342H102

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(424) 253-1773

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 17, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,165,501*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,165,501*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,165,501*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.47%*
14	TYPE OF REPORTING PERSON

PN

*Includes 3,355,623 Shares underlying 6,711,247 Warrants beneficially owned by Legion Partners, L.P. I.

2

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		205,049*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

205,049*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,049*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

*Includes 165,544 Shares underlying 331,089 Warrants beneficially owned by Legion Partners, L.P. II.

3

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,370,550*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,370,550*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,370,550*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.69%*
14	TYPE OF REPORTING PERSON

OO

*Includes 3,521,167 Shares underlying 7,042,336 Warrants beneficially owned in the aggregate by Legion Partners, L.P. I and Legion Partners, L.P. II.

4

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,370,550*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,370,550*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,370,550*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.69%*
14	TYPE OF REPORTING PERSON

OO

*Includes 3,521,167 Shares underlying 7,042,336 Warrants beneficially owned in the aggregate by Legion Partners, L.P. I and Legion Partners, L.P. II.

5

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,370,550*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,370,550*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,370,550*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.69%*
14	TYPE OF REPORTING PERSON

OO

*Includes 3,521,167 Shares underlying 7,042,336 Warrants beneficially owned in the aggregate by Legion Partners, L.P. I and Legion Partners, L.P. II.

6

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,370,550*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,370,550*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,370,550*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.69%*
14	TYPE OF REPORTING PERSON

IN

*Includes 3,521,167 Shares underlying 7,042,336 Warrants beneficially owned in the aggregate by Legion Partners, L.P. I and Legion Partners, L.P. II.

7

CUSIP NO. 65342H102

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,370,550*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,370,550*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,370,550*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.69%*
14	TYPE OF REPORTING PERSON

IN

*Includes 3,521,167 Shares underlying 7,042,336 Warrants beneficially owned in the aggregate by Legion Partners, L.P. I and Legion Partners, L.P. II.

8

CUSIP NO. 65342H102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Legion Partners I and Legion Partners II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 809,878 Shares owned directly by Legion Partners I is approximately $7,869,912, including brokerage commissions. The aggregate purchase price of the 6,711,247 Warrants (exercisable into 3,355,623 Shares) owned directly by Legion Partners I is approximately $3,910,368, including brokerage commissions. The aggregate purchase price of the 39,505 Shares owned directly by Legion Partners II is approximately $383,931 including brokerage commissions. The aggregate purchase price of the 331,089 Warrants (exercisable into 165,544 Shares) owned directly by Legion Partners II is approximately $191,558, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 89,734,146 Shares outstanding as of August 3, 2018 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2018.

A.	Legion Partners I
(a)	As of the close of business on September 19, 2018, Legion Partners I beneficially owned 4,165,501 Shares, including 3,355,623 Shares underlying 6,711,247 Warrants owned by Legion Partners I.

Percentage: Approximately 4.47%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,165,501
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,165,501

(c)	The transactions in the securities of the Issuer by Legion Partners I since the filing of the initial Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on September 19, 2018, Legion Partners II beneficially owned 205,049 Shares, including 165,544 Shares underlying 331,089 Warrants owned by Legion Partners II.

Percentage: Less than 1%

9

CUSIP NO. 65342H102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 205,049
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 205,049

(c)	The transactions in the securities of the Issuer by Legion Partners II since the filing of the initial Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 4,165,501 Shares beneficially owned by Legion Partners I (including the 3,355,623 Shares underlying 6,711,247 Warrants owned by Legion Partners I) and (ii) 205,049 Shares beneficially owned by Legion Partners II (including the 165,544 Shares underlying 331,089 Warrants owned by Legion Partners II).

Percentage: Approximately 4.69%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,370,550
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,370,550

(c)	Legion Partners, LLC has not entered into any transactions in the securities of the Issuer since the filing of the initial Schedule 13D. The transactions in the securities of the Issuer on behalf of each of Legion Partners I and Legion Partners II since the filing of the initial Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners Asset Management
(a)	As of the close of business on September 19, 2018, Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II, may also be deemed the beneficial owner of the (i) 4,165,501 Shares beneficially owned by Legion Partners I (including the 3,355,623 Shares underlying 6,711,247 Warrants owned by Legion Partners I) and (ii) 205,049 Shares beneficially owned by Legion Partners II (including the 165,544 Shares underlying 331,089 Warrants owned by Legion Partners II).

Percentage: Approximately 4.69%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,370,550
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,370,550

(c)	Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer since the filing of the initial Schedule 13D. The transactions in the securities of the Issuer on behalf of each of Legion Partners I and Legion Partners II since the filing of the initial Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP NO. 65342H102

E.	Legion Partners Holdings
(a)	Legion Partners Holdings, as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 4,165,501 Shares beneficially owned by Legion Partners I (including the 3,355,623 Shares underlying 6,711,247 Warrants owned by Legion Partners I) and (ii) 205,049 Shares beneficially owned by Legion Partners II (including the 165,544 Shares underlying 331,089 Warrants owned by Legion Partners II).

Percentage: Approximately 4.69%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,370,550
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,370,550

(c)	Legion Partners Holdings has not entered into any transactions in the securities of the Issuer since the filing of the initial Schedule 13D. The transactions in the securities of the Issuer on behalf of each of Legion Partners I and Legion Partners II since the filing of the initial Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 4,165,501 Shares beneficially owned by Legion Partners I (including the 3,355,623 Shares underlying 6,711,247 Warrants owned by Legion Partners I) and (ii) 205,049 Shares beneficially owned by Legion Partners II (including the 165,544 Shares underlying 331,089 Warrants owned by Legion Partners II).

Percentage: Approximately 4.69%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,370,550
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,370,550

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the securities of the Issuer since the filing of the initial Schedule 13D. The transactions in the securities of the Issuer on behalf of each of Legion Partners I and Legion Partners II since the filing of the initial Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

11

CUSIP NO. 65342H102

(e)       As of September 17, 2018, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

12

CUSIP NO. 65342H102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

13

CUSIP NO. 65342H102

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

14

CUSIP NO. 65342H102

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Initial Schedule 13D

Nature of Transaction	Date of Purchase/Sale	Amount of Securities Purchased/(Sold)	Price Per Security ($)

Legion Partners, L.P. I

Purchase of Common Stock	09/04/2018	1,525	9.9903
Purchase of Common Stock	09/06/2018	477	9.8990
Purchase of Common Stock	09/06/2018	12,382	9.9748
Purchase of Common Stock	09/07/2018	23,243	9.9421
Purchase of Common Stock	09/07/2018	16,644	9.9477
Purchase of Common Stock	09/10/2018	13,143	9.9989
Purchase of Common Stock	09/11/2018	3,375	9.9951
Purchase of Common Stock	09/12/2018	9,293	9.9949
Purchase of Common Stock	09/13/2018	172,270	9.9991
Purchase of Common Stock	09/14/2018	10,137	9.9994
Purchase of Common Stock	09/17/2018	71,501	10.0000
Purchase of Common Stock	09/17/2018	69,746	9.9999
Sale of Warrants	09/17/2018	(1,505,908)	0.6076

Legion Partners, L.P. II

Purchase of Common Stock	09/04/2018	75	9.9903
Purchase of Common Stock	09/06/2018	23	9.8990
Purchase of Common Stock	09/06/2018	609	9.9748
Purchase of Common Stock	09/07/2018	1,143	9.9421
Purchase of Common Stock	09/07/2018	818	9.9477
Purchase of Common Stock	09/10/2018	646	9.9989
Purchase of Common Stock	09/11/2018	166	9.9951
Purchase of Common Stock	09/12/2018	457	9.9949
Purchase of Common Stock	09/13/2018	8,430	9.9991
Purchase of Common Stock	09/14/2018	496	9.9994
Purchase of Common Stock	09/17/2018	3,499	10.0000
Purchase of Common Stock	09/17/2018	3,413	9.9999
Sale of Warrants	09/17/2018	(74,292)	0.6076